ISSUED ON BEHALF OF RELX PLC

1 November 2016

TOTAL VOTING RIGHTS (REPLACEMENT)

As at 1 November 2016, RELX PLC’s capital consists of 1,177,754,324 ordinary shares of 14 51/116 pence each. RELX PLC holds 91,793,915 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,085,960,409 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.